UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

CannaVEST Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

137653101

(CUSIP Number)

5325 S. Jones Boulevard, #500, Las Vegas, Nevada 89118, 801-734-0263 Attn: Bart Mackay

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 7, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 137653101	13D

1.	NAMES OF REPORTING PERSONS Roen Ventures, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,000,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 10,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.8%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 137653101	13D

1.	NAMES OF REPORTING PERSONS Mai Dun Limited, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 5,739,518
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 5,739,518

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,739,518
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.1%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 137653101	13D

1.	NAMES OF REPORTING PERSONS Mercia Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 137653101	13D

1.	NAMES OF REPORTING PERSONS Mackay Ventures, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,100,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,100,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,100,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 137653101	13D

1.	NAMES OF REPORTING PERSONS Bart Mackay
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 16,839,518
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 16,839,518

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,839,518
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.1%
14.	TYPE OF REPORTING PERSON (see instructions) IN

 ITEM 1. SECURITY AND ISSUER

This Amendment No. 2 (this “Amendment”) amends and supplements the statement on Schedule 13D filed on behalf of the Reporting Persons (as defined below) with the Securities and Exchange Commission on November 30, 2012 as amended by that certain Amendment No. 1 filed with the SEC on February 21, 2013 (collectively, the “Statement”). This Amendment relates to the common stock, no par value per share (the “Common Stock”), of CannaVEST Corp., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 2688 South Rainbow Avenue, Suite B, Las Vegas, Nevada 89146.

Except as specifically amended by this Amendment, the disclosure in the Statement remains in full force and effect. Capitalized terms used in this Amendment but not otherwise defined shall have the meanings given to such terms in the Statement.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 is hereby amended and restated as follows:

(a) This Statement is filed on behalf of Roen Ventures, LLC, a limited liability company (“Roen Ventures”), Mai Dun Limited, LLC, a limited liability company (“Mai Dun”), Mercia Holdings, LLC, a limited liablity company (“Mercia”), Mackay Ventures, Inc., a Utah corporation (“Mackay Ventures”), and Mr. Bart Mackay, a natural person (“Mr. Mackay”). Roen Ventures, Mai Dun, Mercia, Mackay Ventures and Mr. Mackay are referred to collectively as the “Reporting Persons”.

(b) The business address for each of Roen Ventures, Mai Dun, Mercia, and Mr. Mackay is 5325 S. Jones Boulevard, #500, Las Vegas, Nevada 89118. The business address for Mackay Ventures is 1193 S. 2100 E., Springville, Utah 84663.

(c)  Each of Roen Ventures, Mai Dun’s, and Mercia’s business consists of owning the shares of the Issuer. In addition to owning shares of Issuer, Mackay Ventures is engaged the business of business, management, and strategic consulting, rendering services to various non-affiliated business and technology clients and also owns shares or ownership interest in various business ventures that are not affiliated with Issuer. Mai Dun and Mercia are the only members of Roen Ventures, and Mackay Ventures is the sole member of each of Mai Dun and Mercia. Mr. Mackay is a self-employed attorney and is the manager of each of Roen Ventures, Mai Dun and Mercia, and the sole director, officer and shareholder of Mackay Ventures, with sole authority to take action on behalf of each of Roen Ventures, Mai Dun, Mercia and Mackay Ventures.

(d) During the past five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

(f) Each of Roen Ventures, Mai Dun, and Mercia are formed in Nevada and Mackay Ventures is formed in Utah. Mr. Mackay is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended to add the following paragraphs:

All of the shares of Common Stock acquired by Roen Ventures were acquired upon the conversion on January 22, 2014, at the set conversion price of $0.60 per share (which was set by the Board of Directors of the Issuer on November 7, 2013), of a Promissory Note issued by the Issuer to Roen Ventures in the total amount of $6,000,000, including all principal and interest owing thereunder.

1,000,000 of the shares of Common Stock owned by Mackay Ventures were acquired from Mercia on May 3, 2014, which transferred and assigned such shares to Mackay Ventures, Inc. No consideration was paid for these shares as the transfer and assignment was between two related entities, both wholly-owned by Mr. Mackay. 100,000 of the shares of Common Stock owned by Mackay Ventures were acquired from the Issuer on January 15, 2014, for cash with Mackay Ventures’ own funds.

1,861,759 shares of Common Stock owned by Mai Dun were acquired from Mercia on May 3, 2014, which transferred and assigned such shares to Mai Dun. No consideration was paid for these shares as the transfer and assignment was between two related entities, both wholly-owned by Mr. Mackay.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended to add the following paragraphs:

The securities of the Issuer were purchased for investment in the ordinary course of the Reporting Persons’ business and not with the purpose nor with the effect of changing or influencing control of the Issuer nor in connection with or as a participant in any transaction having such purpose or effect. See Item 3 of this Statement, which is hereby incorporated by reference in this Item 4.

Mai Dun and Mackay Ventures anticipate disposing of up to a total of 300,000 shares of the Issuer’s common stock in the next 90 days but have not entered into any agreements or arrangements with respect to any such disposition(s).

Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5(a) is hereby amended and restated as follows:

(a) The responses of the Reporting Persons to Rows (7) through (11) of the cover pages of this Statement are incorporated herein by reference. The percentages set forth in Row 13 of the cover pages and this Item 5(a) assumes that 33,416,166 shares of Common Stock were outstanding as of the date of this Statement, as set forth in the Issuer’s Proxy Statement on Schedule 14A filed on July 23, 2013.

Item 5(b) is hereby amended and restated as follows:

(b) The responses of the Reporting Persons to Rows (7) through (11) of the cover pages of this Statement are incorporated herein by reference.

Item 5(c) is hereby amended and restated as follows:

(c)  Other than as set forth in Items 3 and 4 of this Statement, which are hereby incorporated by reference in this Item 5(c), the Reporting Person has not effected any transaction relating to the Issuer’s Common Stock during the past 60 days or since the filing of the Statement.

Item 5(e) is hereby amended and restated as follows:

(e)  On May 3, 2014, Mercia ceased to be the beneficial owner of more than 5% of the Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and restated as follows:

Pursuant to the terms of the operating agreements of each of Roen Ventures, Mai Dun and Mercia, the manager of each of Roen Ventures, Mai Dun and Mercia (which is Mr. Mackay) has the sole authority to act on behalf of each of Roen Ventures, Mai Dun and Mercia with respect to the shares of Common Stock of the Issuer. Other than the foregoing and as set forth in Item 3 of this Statement, which is hereby incorporated by reference into this Item 6, the Reporting Persons are not subject to any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended to add the following exhibits

Exhibit 5	Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 25, 2014

Date

MAI DUN LIMITED, LLC

By: /s/ Bart Mackay

Bart Mackay, Manager

MERCIA HOLDINGS, LLC

By: /s/ Bart Mackay

Bart Mackay, Manager

ROEN VENTURES, LLC

By: /s/ Bart Mackay

Bart Mackay, Manager

MACKAY VENTURES, INC.

By: /s/ Bart Mackay

Bart Mackay, President

/s/ Bart Mackay

Bart Mackay

Exhibit 5

JOINT FILING UNDERTAKING

The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each of such parties.

Date: July 25, 2014

MERCIA HOLDINGS, LLC

By /s/ Bart Mackay
Bart Mackay, Manager

MAI DUN LIMITED, LLC

By /s/ Bart Mackay
Bart Mackay, Manager

ROEN VENTURES, LLC

By /s/ Bart Mackay
Bart Mackay, Manager

MACKAY VENTURES, INC.

By /s/ Bart Mackay
Bart Mackay, President

/s/ Bart Mackay

BART MACKAY